Filed pursuant to Rule 253(g)(2)

File No. 024-11598

SUPPLEMENT DATED NOVEMBER 28, 2023

TO OFFERING CIRCULAR DATED SEPTEMBER 26, 2023

EMERGING FUELS TECHNOLOGY, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 26, 2023 of Emerging Fuels Technology, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Amend and restate the section of the Offering Circular titled “Directors, Executive Officers and Significant Employees” to reflect the resignation on November 10, 2023 of Katie M. Werner as a director of the Company and the appointment on November 13, 2023 and subsequent election at a shareholders meeting on November 27, 2023 of Hyleme S. George III to serve as a director of the Company.

The section of the Offering Circular titled “Directors, Executive Officers and Significant Employees” starting on page 36 of the Offering Circular is amended and restated in its entirety as follow:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s officers and directors are as follows.

Name	Position	Age	Term of Office (if indefinite give date appointed)	Approximate hours per week (if part-time/full-time)
Executive Officers:
Kenneth L. Agee	President	66	Since 10/29/2010	40
Mark A. Agee	VP Business Development	70	Since 04/29/2014	40
Edwin L. Holcomb Jr.	Chief Accounting Officer	65	Since 07/27/2017	40

Directors:
Kenneth L. Agee	Chairman	66	Since 10/29/2010	4
Edwin L. Holcomb Jr.	Director	65	Since 08/03/2015	4
Hyleme S. George III	Director	45	Since 11/13/23	1
Raymond Lee Witten	Director	69	10/14/2014-10/04/2016; 04/18/2017 to present	1
Terry Lee Ingle	Director	70	Since 02/28/2012	1

Significant Employees:
Gary Ronald Young	Manager of Laboratory Services	48	Since 01/11/2008	40
James William Engman	Manager of Technical Services	74	Since 01/11/2008	30

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Kenneth L. Agee, Founder, President and Director, has a background in crude oil refining and natural gas processing. In 1984, he formed Syntroleum Corporation a publicly traded company where he held the position of CEO and did extensive GTL development with several large oil companies between 1990 and 2007. In 2007, Mr. Agee formed EFT where he has worked to establish a growing contract research and technology licensing business while developing novel approaches to FT catalysis, reactor design, process integration and product upgrading that will significantly reduce the construction and operating cost of small, modular plants. Mr. Agee holds a degree in Chemical Engineering from Oklahoma State University and is listed on 26 issued U.S. patents and 3 pending patents. Kenneth Agee is the brother of Mark Agee.

Mark A. Agee, VP of Business Development, has spent his entire career growing technology companies, from start-up through IPO, having taken two companies public. Mr. Agee was one of the original investors in Syntroleum, founded by his brother Kenneth Agee in 1984. Ten years later, he joined the Company as VP of Finance and later became its President/COO. During his tenure with Syntroleum, he negotiated several partnerships, joint R&D agreements and license agreements with 7 international oil companies. He led Syntroleum’s public offering in 2000. Mr. Agee’s involvement with EFT began in 2010 where he has focused primarily on business development, strategy and licensing. He holds a degree in chemical engineering from the University of Tulsa and is listed on 10 issued U.S. patents all in the field of synthetic or renewable fuels.

Edwin L. Holcomb Jr., Chief Accounting Officer and Director, has eight years of public accounting and 34 years of corporate finance experience. He has held positions of VP of Finance, Chief Accounting Officer, and Controller prior to joining EFT and has over 10 years directing the SEC reporting at Docucorp International, EXE Technologies and Memorex Telex. Mr. Holcomb is a member of the AICPA and holds a BSBA degree majoring in Accounting from the University of Tulsa.

Ronnie Young, Lab Manager, joined the Company from Syntroleum Corporation where he was a supervisory chemist. Mr. Young has a background in oil and gas production and farming/ranching. While earning a M.S. in Chemistry from the University of Oklahoma, Mr. Young gained applicable experience in the synthesis, handling, and characterization techniques for air and moisture sensitive materials. As the lab manager for the Company, Mr. Young continues to direct lab operations which have expanded beyond small scale to various pilot plant reactor designs and capabilities. Additionally, Mr. Young has worked to make improvements in Fischer-Tropsch catalyst formulation, preparation, and characterization methods in support of two commercial catalyst manufacturers.

James W. Engman, Technical Services Manager, joined the Company from Syntroleum Corporation and has spent over 20 years working in the laboratory supporting the development of FT catalyst and related process technologies. Mr. Engman has managed the catalyst development laboratory for both Syntroleum and the Company. Mr. Engman has provided technical support for both our FT reactor and catalyst development activities and our extensive hydro-processing development activities. This included developing catalyst and process parameters for production of jet, diesel, solvents and base oils. Prior to his work in the FT, Mr. Engman was the Laboratory Director for National Analytical Laboratories an environmental testing service laboratory. Mr. Engman holds a B.S. in Biochemistry from the University of Minnesota and an M.S. in Chemistry from St. Mary’s University of Texas.

Terry L. Ingle, Director, is the President and part owner of Mingo Manufacturing Inc. in Owasso, Oklahoma. Mr. Ingle has held that position 20 of the past 23 years. Mingo Manufacturing is an engineering and machine shop with heavy emphasis in the design and manufacture of downhole submersible and surface mounted oil pumping equipment. Mingo Manufacturing has been in business since 1981. Mr. Ingle’s main duty is to oversee the day-to-day operations of the Company. Mr. Ingle graduated from Oklahoma State University in 1978 with a Bachelor of Science degree in Mechanical Engineering Design Technology.

Ray L. Witten, Director, is the Vice President and part owner of Mingo Manufacturing Inc. in Owasso, Oklahoma. Mr. Witten has held that position for the last 40 years. Mingo Manufacturing is an engineering and machine shop with heavy emphasis in the design and manufacture of downhole submersible and surface mounted oil pumping equipment. Mingo Manufacturing Inc. has been in business since 1981. Mr. Witten oversees the design and production of new product lines for Mingo Manufacturing. Mr. Witten graduated from Oklahoma State University in 1979 with a Bachelor of Science degree in Mechanical Engineering Design Technology.

Hyleme S. George, Director, is the Vice President of M&A and Strategic Partnerships at Black & Veatch Corporation.  Prior to Black & Veatch (2014-present), Mr. George held leadership positions in the financial services (UMB Bank, Capital One), industrial equipment (Caterpillar), and management consulting industries (Accenture). Mr. George is a Lean Six Sigma Master Black Belt and holds a Bachelor in Business Administration from the University of Kansas.

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